(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q3 2022 FINANCIAL AND OPERATING RESULTS

Vancouver, British Columbia, November 9, 2022 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) reports third quarter (“Q3”) operating and financial results for the Company and the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Limited (JSE, NYSE: GFI) which is managed and operated by Galiano. All financial information contained in this release is unaudited and reported in US dollars.

Asanko Gold Mine JV Key Metrics (100% basis):

  Culture of Safety: Strong safety performance with no lost-time injuries (“LTI”) nor total recordable injuries (“TRI”) recorded during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of nil and 0.25 per million employee hours worked, respectively. As of September 30, 2022, the AGM had achieved 9.4 million employee hours worked without an LTI.

  Metallurgical recoveries at Esaase: Independent third-party metallurgical test work completed on the Esaase deposit with overall weighted average estimated gold recoveries of 87%. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

  Production and revised guidance: Gold production of 43,899 ounces during the quarter. Year-to-date production of 136,252 ounces, resulting in a further upward revision of guidance to 160,000 to 170,000 ounces for 2022.

  Milling performance: Achieved milling throughput of 1.4 million tonnes (“Mt”) of ore at a grade of 1.1g/t and metallurgical recovery averaged 88% during the quarter, a continued improvement in recoveries since Q1 2022.

  Cost performance and cash flow: Total cash costs per ounce1 of $1,001 and all-in sustaining costs1 ("AISC") of $1,178/oz during the quarter, resulting in positive cash flows from operations of $26.1 million and free cash flow1 of $16.3 million.

  Financial performance: Gold revenue of $76.8 million generated from 45,482 gold ounces sold at an average realized price of $1,687/oz. Net income after tax of $17.3 million during the quarter and Adjusted EBITDA1 of $22.3 million.

  Exploration success: Completed a successful infill drilling program at Nkran which intercepted several high-grade intervals within and below the resource shell described in the AGM's National Instrument 43-101 Technical Report (effective February 28, 2022).  Additionally, deep directional drilling continued at Nkran to explore the underground potential of the deposit and define the continuity and extension of mineralization below the limits of observed Mineral Resources.  This drill program also intersected high grade mineralization.

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1 See "Non-IFRS performance measures"

  Improving liquidity: $85.8 million in cash, $6.5 million in gold on hand, $0.4 million in gold sales receivables and no debt as of September 30, 2022.

Galiano Gold Highlights:

  Stable balance sheet: Cash and cash equivalents of $54.7 million and $2.7 million in receivables as at September 30, 2022, while remaining debt-free.

  Earnings: Net income after tax of $1.3 million or $0.01 per common share during the quarter.

"The AGM had yet another strong financial and operating quarter; the combination of higher gold production and all-in sustaining margins1 resulted in a further strengthening of the AGM's balance sheet. Higher production for the quarter was driven by improved metallurgical recoveries and stockpile material performing better than expected. As a result of continued robust production, we are again revising 2022 gold production guidance for the AGM to 160,000 to 170,000 ounces," said Matt Badylak, President and Chief Executive Officer. "We are also pleased to have concluded the metallurgical test work program at Esaase which provides greater clarity on the deposit's metallurgical recoveries. These results, in conjunction with strong exploration success achieved during the quarter, pave the way to reinstate Mineral Reserves for the Asanko Gold Mine, which will be described in the upcoming Feasibility Study Technical Report prepared in full by independent consultants. This work is progressing on schedule and is expected to be completed in Q1 2023."

Asanko Gold Mine - Summary of Q3 2022 Operational and Financial Results (100% basis)

Asanko Gold Mine (100% basis)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Ore mined ('000t)	144	675	1,075	1,623	1,464
Waste mined ('000t)	107	1,320	5,279	8,752	10,017
Total mined ('000t)	251	1,995	6,354	10,375	11,481
Strip ratio (W:O)	0.7	2.0	4.9	5.4	6.8
Average gold grade mined (g/t)	1.8	1.6	1.3	1.2	1.3
Mining cost ($/t mined)	25.27	8.30	4.64	3.75	3.28
Ore transportation from Esaase ('000 t)	699	901	1,304	1,264	1,272
Ore transportation cost ($/t trucked)	6.55	6.19	5.82	6.13	5.88
Ore milled ('000t)	1,423	1,406	1,482	1,472	1,542
Average mill head grade (g/t)	1.1	1.3	1.3	1.2	1.1
Average recovery rate (%)	88	84	69	91	90
Processing cost ($/t milled)	10.45	10.40	9.46	10.07	9.68
G&A cost ($/t milled)	4.89	5.40	6.17	5.86	5.78
Gold production (oz)	43,899	50,010	42,343	50,278	49,543
Gold sales (oz)	45,482	46,236	41,929	51,368	48,435
Average realized gold price ($/oz)	1,687	1,832	1,846	1,771	1,758

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Asanko Gold Mine (100% basis)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Total cash costs[1] ($/oz)	1,001	1,218	1,361	1,257	1,273
All-in sustaining costs[1] ($/oz)	1,178	1,431	1,559	1,539	1,598
All-in sustaining margin[1] ($/oz)	509	401	287	232	160
All-in sustaining margin[1] ($m)	23.2	18.5	12.0	11.9	7.8
Revenue ($m)	76.9	84.9	77.5	91.1	85.3
Income (loss) from mine operations ($m)	25.7	16.2	10.6	(8.9)	13.0
Adjusted net income (loss) after tax [1] ($m)	17.3	13.7	7.4	(11.4)	7.7
Cash provided by operating activities ($m)	26.1	34.3	3.9	14.0	26.5

  The AGM produced 43,899 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.4Mt of ore processed at a grade of 1.1g/t with metallurgical recovery averaging 88%.  The significant work undertaken in Q2 2022 to optimize the AGM's plant performance assisted in the higher recoveries achieved during the period.

  Sold 45,482 ounces of gold in Q3 2022 at an average realized gold price of $1,687/oz for total revenue of $76.9 million (including $0.2 million of by-product silver revenue), a decrease of $8.4 million from Q3 2021. The decrease in revenue quarter-on-quarter was a function of a 6% reduction in sales volumes and a 4% decrease in realized gold prices relative to Q3 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $51.2 million in Q3 2022, a decrease of $21.1 million from Q3 2021. The decrease in cost of sales was primarily due to 6% fewer gold ounces sold and a $3.2 million positive net realizable value ("NRV") adjustment on stockpile inventory in Q3 2022. Production costs in Q3 2022 also benefited from lower labour costs resulting from the rationalization of the AGM's workforce completed in Q1 2022.  Depreciation and depletion expense was also $5.0 million lower in Q3 2022 primarily due to the pause in mining at Akwasiso and Esaase and a reduction in the cost base of depreciable assets due to the impairment recorded at December 31, 2021.

  Total cash costs per ounce1 were $1,001 in Q3 2022 compared to $1,273 in Q3 2021. Although gold sales volumes decreased by 6% in Q3 2022, total cash costs per ounce1 decreased from Q3 2021 as a result of lower mining costs resulting from the winding down of operations at Akwasiso and a positive $3.2 million NRV adjustment on stockpile inventory as mentioned above.  In addition, labour costs were $4.3 million lower in Q3 2022 as a result of the AGM's workforce restructuring mentioned above. These factors were partly offset by general inflationary pressures on electricity, fuel and other key consumables and reagents.  Total cash costs per ounce1 for Q3 2022 included approximately $480/oz of historical mining costs associated with stockpiled ore.

  Income from mine operations for Q3 2022 totaled $25.7 million compared to income from mine operations of $13.0 million in Q3 2021. The increase in income from mine operations was due to a $21.1 million decrease in cost of sales, partly offset by an $8.4 million decrease in revenue (as described above).

  The AGM generated $26.1 million of cash flows from operating activities during Q3 2022 compared to $26.5 million of cash flows from operating activities during Q3 2021. Operating cash flows in Q3 2022 were comparable Q3 2021 as improved AISC margins1 in the current period were offset by a $13.3 million increase in working capital movements from Q3 2021.

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Galiano Gold Inc. - Summary of Q3 2022 Financial Results

Galiano Gold Inc. (consolidated)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Net income (loss) after tax ($m)	1.3	12.6	(1.5)	(91.0)	4.1
Net income (loss) after tax per share	0.01	0.06	(0.01)	(0.40)	0.02
Adjusted net income (loss) [1] ($m)	1.3	12.6	(1.5)	(14.5)	4.1
Adjusted net income (loss) per share[1]	0.01	0.06	(0.01)	(0.06)	0.02

  The Company reported net income after tax of $1.3 million in Q3 2022 compared to net income after tax of $4.1 million in Q3 2021. The decrease in earnings during Q3 2022 was primarily due to a $3.4 million reduction in the Company's share of the JV's net earnings from Q3 2021.

  Cash generated by operating activities in Q3 2022 was $1.5 million, compared to cash used in operating activities of $2.8 million in Q3 2021.  The increase in cash generated from operations during Q3 2022 was primarily due to collecting $3.8 million of the Company's JV service fee receivable and lower corporate head office expenses (cash basis) due to a reduction in headcount.

  As at September 30, 2022, the Company held cash and cash equivalents of $54.7 million and $2.7 million in receivables for a gross liquidity position of $57.4 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2022 and 2021, which are available at www.galianogold.com and filed on SEDAR.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this press release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Total Cash Costs per ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue per ounce of gold sold and production royalties of 5%. Excluded from total cash costs are one-time severance charges and net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments were not indicative of costs in that period.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service contractors per ounce of gold sold.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

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  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the JV and its ability to generate cash flows and is an important indicator of the strength of the Company's or the JV's operations and performance of its core business.

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0088

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; planned drilling programs and use of the results; the expected restating of mineral reserves; the timing of the upcoming Feasibility Study Technical Report; and statements regarding the usefulness of certain non-IFRS measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral resource estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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